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                                                                 Exhibit (d)(5)

                         PLAINTIFF'S ORIGINAL PETITION

   Plaintiff, by his attorneys, alleges as follows:

                                 INTRODUCTION

   1. Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of this case.

   2. This is a class action on behalf of the public stockholders of Efficient Networks, Inc. ("Efficient" or the "Company") against Efficient and its Board of Directors arising out of Siemens AG's ("Siemens") February 22, 2001 offer to purchase the outstanding shares of Efficient for $23.50 per share.

   3. Each of the defendants has directly violated and/or aided and abetted the other defendants' violations of the fiduciary duties owed to the public shareholders of Efficient. Absent judicial intervention, the merger will be consummated which will result in irreparable injury to the plaintiff and the Class. This action seeks to enjoin defendants' unlawful conduct.

                            JURISDICTION AND VENUE

   4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Texas. Certain of the defendants are citizens of Texas, including defendant Efficient which maintains its principal place of business in the State of Texas. The amount in controversy of plaintiff's claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

   5. Plaintiff Daniel Kucera at all times relevant hereto has been a stockholder of Efficient.

   6. Defendant Efficient is a Delaware corporation with its principal executive offices located at 4849 Alpha Road, Dallas, Texas. Efficient supplies high-speed digital subscriber (DSL) customer premises equipment for the broadband access market. The Company's digital DSL solutions enable telecommunications and other network service providers to provide broadband access services over the existing copper wire telephone structure. Efficient's common shares are publicly traded on the NADAQ under the symbol "EFNT." Efficient has over 59.25 million shares outstanding held by hundreds if not thousands of shareholders.

   7. Defendant Mark A. Floyd ("Floyd") is a resident of the State of Texas and at all times relevant hereto was the President, CEO and Chairman of the Board of the Company.

   8. Defendant Anthony T. Maher ("Maher") is and at all times relevant hereto was a director of the Company. Maher is also a Vice President of Siemens Information and Communication Networks Group, a subsidiary of Siemens.

   9. Defendant William L. Martin, III ("Martin") is a resident of the State of Texas and a director of the Company.

   10. Defendant Bruce W. Brown ("Brown") is a director of the Company.

   11. Defendant James P. Gauer ("Gauer") is a director of the Company.

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   12. Defendant Robert C. Hawk ("Hawk") is a director of the Company.

   13. Defendant Robert H. Peterson ("Peterson") is a director of the Company. Peterson is also a General Partner of El Dorado Ventures, a venture capital firm and investor in the Company. El Dorado and Crosspoint Venture Partners (which defendant Robert A. Hoff is a general partner of) regularly combine millions of dollars together to invest in technology companies.

   14. Defendant Robert A. Hoff ("Hoff") is also a General Partner of Crosspoint Venture Partners, a venture capital firm and investor in the Company. Crosspoint and El Dorado (which defendant Peterson is a general partner of) regularly combine millions of dollars together to invest in technology companies.

   15. The defendants named in paragraphs 7-14 are sometimes collectively referred to herein as the "Individual Defendants."

   16. By virtue of their positions as directors and/or officers of Efficient, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Efficient to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

   17. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Efficient and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

   18. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

     (a) adversely affects the value provided to the corporation's shareholders;

     (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

     (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

     (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

   19. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure the defendants receive hundreds of thousands of dollars in personal benefits at the expense of Efficient's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

                           CLASS ACTION ALLEGATIONS

   20. Plaintiff brings this action pursuant to Rule 42 of the Texas Rules of Civil Procedure on his own behalf and as a class action on behalf of all holders of Efficient common stock, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

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   21. This action is properly maintainable as a class action.

   22. The Class is so numerous that joinder of all members is impracticable. There are over 59.25 million shares of Efficient stock issued. The shares trade on the NASDAQ and thousands of Efficient stockholders of record are located throughout the United States.

   23. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

     (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of Efficient;

     (b) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of Efficient;

     (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

     (d) whether plaintiff and the other members of the Class would be irreparably damaged were the provisions and conduct detailed herein allowed to persist; and

     (e) whether the compensation to be paid to plaintiff and the Class is unfair and inadequate.

   24. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

   25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

   26. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

   27. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                              THE PROPOSED MERGER

   28. On February 22, 2001, Efficient announced that it had entered into a definitive merger agreement with Siemens to acquire, via a Tender Offer, the outstanding shares of Efficient for approximately $1.5 billion dollars or $23.50 per share (the "Offer").

   29. Siemens, one of the largest Efficient shareholders, already owns 3.717 million shares of Efficient, or 6.27% of Efficient's outstanding common stock. Additionally, defendant Maher, being a Vice President of Siemens Information and Communication Networks Group, a subsidiary of Siemens, serves on the Board of Directors of Efficient at the pleasure of Siemens.

   30. The proposed acquisition price is a discount to where Efficient stock was trading just two months prior. In fact, the proposed price is 55% less than the price of Efficient stock as recent as November 2000, and 87% less than the 52-week high of $186-13/16. Moreover, the proposed acquisition price is a fraction of where defendants Peterson, Floyd, Hoff and Martin have sold their own shares in the prior months.

   31. The announcement of the Offer was timed to freeze out Efficient's public shareholders in order to capture for Siemens the Company's future potential without paying an adequate or fair price to the Company's public shareholders.

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   32. The announcement of the Offer was timed to place an artificial lid on the market price of Efficient's stock so that the market would not reflect Efficient's improving potential, thereby purporting to justify an unreasonably low price.

   33. The defendants and Siemens (the 6th largest shareholder of Efficient stock) have access to internal financial information about Efficient, its true value, expected increase in true value and the benefits of continued ownership of Efficient to which plaintiff and the Class members are not privy. Siemens, through defendant Maher, is using such inside information to benefit itself in this transaction, to the detriment of Efficient's other stockholders.

   34. Defendant Maher has clear and material conflicts of interest and is acting to better the interests of his employer, Siemens, at the expense of Efficient's public shareholders.

   35. The Individual Defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. The Individual Defendants are under a duty to initiate a bona fide market check or auction of the Company.

   36. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class in not acting to maximize shareholder value in a change of control transaction.

   37. Unless the proposed Buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

   38. Plaintiff and the Class have no adequate remedy at law.

                             FIRST CAUSE OF ACTION

               Breach of Fiduciary Duty of Loyalty and Due Care

   39. Plaintiff repeats and realleges each allegation set forth herein.

   40. The Individual Defendants have thus far failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for Efficient's shareholders, the Individual Defendants have taken actions that will only serve their own interests and those of Siemens while inhibiting the maximization of shareholder value.

   41. The Individual Defendants were and are under a duty:

     (a) to fully inform themselves of the market value of Efficient before taking, or agreeing to refrain from taking, action;

     (b) to act in the interests of the equity owners;

     (c) to maximize shareholder value;

     (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and

     (e) to act in accordance with their fundamental duties of due care and loyalty.

   42. By the acts, transactions and courses of conduct alleged herein, the Efficient Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in Efficient.

   43. Efficient shareholders will, if these defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

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   44. By reason of the foregoing acts, practices and course of conduct, the
Efficient Defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Efficient public stockholders.

   45. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:

     (a) undertake an independent evaluation of Efficient's worth as an acquisition candidate;

     (b) rescind any and all agreements that inhibit the maximization of shareholder value; and

     (c) retain independent advisors and appoint a truly independent committee of persons so that the interests of Efficient's public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of Efficient's public stockholders.

   46. As a result of these defendants' failure to take such steps to date, plaintiff and the other members of the Class will forever be deprived of an opportunity to obtain a fair price for their shares.

   47. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

   48. As a result of the Efficient Defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Efficient's assets and business and will be prevented from obtaining the real value of their equity ownership in Efficient. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

   49. Plaintiff and the other members of the Class have no adequate remedy at law.

                            SECOND CAUSE OF ACTION

                           Breach of Duty of Candor

   50. Plaintiff repeats and realleges each allegation set forth herein.

   51. As fiduciaries of the Efficient shareholders, the Individual Defendants owe the Efficient shareholders a duty to fully disclose the existence and nature of all material facts in their possession or control with respect to the Siemens merger and all other alternative transactions.

   52. The Individual Defendants breached and are continuing to breach their duties of candor and full disclosure owed to Efficient's shareholders by failing to disclose material facts concerning Efficient and its operations. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected form the immediate and irreparable injury that defendants' actions threaten to inflict.

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                                    PRAYER

   WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants from proceeding with the merger agreement and tender offer;

     D. Enjoining defendants from consummating the merger and/or tender offer and until the Company discloses all material facts regarding the tender offer/merger and implements procedures to obtain the highest possible price for the Company;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     Granting such other and further relief as this Court may deem just and proper.

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                                  JURY DEMAND

   Plaintiff demands a trial by jury.

DATED: February 22, 2001                  STANLEY, MANDEL & IOLA, L.L.P.
                                          MARC R. STANLEY
                                          State Bar No. 19046500

                                          ROGER L. MANDEL
                                          State Bar No. 12891750

                                          MARTIN WOODWARD
                                          State Bar No. 00797693

                                          /s/ Marc R. Stanley [xxxxxx]
                                          _____________________________________
                                            MARC R. STANLEY

                                          3100 Monticello Avenue, Suite 750
                                          Dallas, TX 75205
                                          214/443-4300
                                          214/443-0358 (fax)

                                          CAULEY, GELLER, BOWMAN & COATES, LLP
                                          PAUL J. GELLER
                                          JONATHAN M. STEIN

                                          One Boca Place, Suite 421A
                                          2255 Glades Road
                                          Boca Raton, FL 33431
                                          561/750-3000
                                          561/750-3364 (fax)

                                          Attorneys for Plaintiff